UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2022

Commission File Number: 001-37922

ZTO Express (Cayman) Inc.
Building One, No. 1685 Huazhi Road, Qingpu District
Shanghai, 201708
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index
99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1 sets forth the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in the Registrant’s preliminary offering memorandum dated August 23, 2022 in connection with the proposed offering of convertible senior notes.
99.2
Unaudited Interim Condensed Consolidated Financial Statements

Exhibit 99.2 sets forth the unaudited interim condensed consolidated financial statements for the six months periods ended June 30, 2021 and 2022 included in the Registrant’s preliminary offering memorandum dated August 23, 2022 in connection with the proposed offering of convertible senior notes.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ZTO Express (Cayman) Inc.
By:
/s/ Huiping Yan

Name: Huiping Yan
Title:  Chief Financial Officer
Date: August 23, 2022